EXHIBIT 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended
	March 31,
	2008	2007

Net income applicable to common stock	$23,250	$19,672

Average number of common shares outstanding	16,862	16,756

Net income per share — Basic	$1.38	$1.17

Average number of common shares outstanding	16,862	16,756
Add: Assumed exercise of stock options and vesting of stock grants	190	128

Common and common equivalent shares outstanding	17,052	16,884

Net income per share — Diluted	$1.36	$1.17